EXHIBIT 4.14

Cooperative Agreement

of

Tianjin Economic-Technological Development Area

Administrative Committee,

Vimicro Corporation

and

Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

09-24-2008

Cooperative Agreement

This Cooperative Agreement (hereinafter referred to as the “Agreement”) is executed by the following three Parties on September 24, 2008 in Tianjin City, People’s Republic of China (hereinafter referred to as “China”).

Party A: Tianjin Economic-Technological Development Area Administrative Committee

Agency Principal: He Shushan

Address: No. 19, Hongda Street, Tianjin Development Area

Party B: Vimicro Corporation

Legal Representative: Deng Zhonghan

Address: 15/F, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing

Party C: Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

Agency Principal: Zhai Jinsheng

Address: No.1608A, Shining Tower, No.35, Xueyuan Road, Haidian District, Beijing

In this Agreement, Party A, Party B and Party C are respectively called “one Party” and collectively called “three Parties”.

Whereas:

1.	Party A is the Tianjin Municipal Government Dispatched Agency, which enjoys the government administrative authorities and represents the government to execute unified leadership and management on Tianjin Eco-Tech Development Area; Party A shall, in accordance with the Administrative Provisions of Tianjin TEDA Government Investment Projects, relevant laws and regulations and normative acts, implement the government investment projects, namely, the government-led, financial fund supported fundamental construction projects that can promote the integrated development of regional economy and society within the government functional area, including the policy investment projects that provide equity investments on the government encouraged manufacturing, service, and high and new technology industries;

2.	Party B is an IC design company founded by overseas returners with PhD. degrees, which has successfully developed the “Starlight China Chip” series chips and entered the international market. In 2006, it realized the sales revenue of more than RMB 1 billion, and earned more than USD 0.1 billion through export; Party B has applied for more than 1,000 international and domestic patents, and won the first prize of National Science and Technology Advancement Award in 2004. In November 2005, the Holding Company of Party B successfully complete the initial public offering on Nasdaq Security Market, becoming the first chip design company from China listed in Nasdaq;

3.	Party B will industrialized the “Starlight” digital multimedia chips and digital video surveillance products (hereinafter referred to as the “Vimicro Tianjin Project”) at TEDA and establish Vimicro Electronics Corporation (under preparation) as the Project Company in charge of the Project implementation; Party A intends to regard the Project as a government invested project, to supply with various financial supports and to provide equity investment to Vimicro Electronics Corporation (under preparation), for the business plan of the Vimicro Tianjin Project, please see Annex I;

4.	After preliminary demonstration by each Party, before launch of the Vimicro Tianjin Project, Party B has been working with relevant national ministry and commission to formulate the industrial standards and collaborating with the communication operator to develop the network video monitoring service.

Vimicro Corporation has conducted lots of project negotiations with the TEDA Administrative Committee, and the following investment agreement has been concluded:

I.	The Project content

Party B intends to invest and establish the Vimicro Tianjin Project at TEDA. The Project mainly consists of IC design of very large scale, development of intelligent video analysis software, development of surveillance service management software, R&D, design, production and assembling of surveillance camera, and R&D, design, production and assembling of video communication system.

II.	The Project construction target

An international top-class industry base of surveillance and digital security including the production, research, marketing and other facilities, which will be set up through the Vimicro Tianjin Project, can create better R&D and production environment in TEDA, optimize the industrial structure, enhance the regional self-innovation capacity, promote the implementation of Binhai New Area strategy in respect of modern manufacturing and information industrial R&D transformation base, and accelerate the construction of Tianjin Inforport and information industrial R&D and manufacturing center.

III.	The Project building area

The estimated total above ground building area of the Project is about 750,000m2.

IV.	Duties, Rights and Obligations of the Parties

1.	Party A shall proactively support the development and construction of the Project of Party B, and agree to make special preferential policies for Party B under the precondition that Party B enjoys the applicable national and local preferential policies.

2.	Party A shall inform Party B and endeavor for coordination of any adjustment of the State and Tianjin Municipal policies so as to reduce the negative influence to Party B’s implementing of the Vimicro Tianjin Project to the maximum.

3.	The three Parties shall incorporate “Vimicro Electronics Corporation“ at Party A’s jurisdiction area within 30 days upon execution of this Agreement (interim, subject to the approval from the company registration authority) as the investing, constructing, managing and operating company of the Vimicro Tianjin Project.

4.	Party A, which shall purchase shares with amount of two hundred and fifty million RMB yuan (hereinafter referred to as “yuan”) in proper way and name, along with Party B and Party C, both of which will invest cash, altogether to set up a stock limited company (hereinafter referred to as the “Stock Company”), with a registered capital value of five hundred million and one yuan, and total share capital numbers of 500,000,001 shares.

5.	All three Parties agree on the number and ratio of shares to be held respectively as follow:

Name of Initiator	Number of shares to be held
Party A	250,000,000
Party B	250,000,000
Party C	1
Total	500,000,001

6.	The three Parties agree that they shall respectively actuate their own internal and superior competent authority to approve their investment plan on the Stock Company, and coordinate with the Stock Company to obtain the Corporate Business License issued by the company registration authority.

7.	Each Party shall understand and agree that since the establishment of the Stock Company, Party B can incorporate the Stock Company into the consolidated financial statements in accordance with current and applicable Chinese accounting standards and GAAP of USA. If necessary, Party A and Party C shall provide reasonable support and assistance.

V.	Party A’s exit arrangement

1.

In order to reflect Party A’s maximum support of the Tianjin Project, with the principle that Party A’s participating in the Project doesn’t aim to make profit, the three Parties agree that Party C can select a proper time based on the operations of the

Stock Company according to the requirement and procedure of relevant State regulations to repurchase totally or partially the Initiator’s stock held by Party A as follow:

(1)	After one year as of the date of the establishment of the Stock Company;

(2)	Party C shall deliver a written notice to Party A to inform that Party A can select to repurchase the Initiator’s stock before launching of the IPO process of the Stock Company;

(3)	Before Party A withdraw its shares, without approval of other Parties, no Party shall transfer their own initial offerings to any non-initiator, or provide the initial offering as guarantee of pledge for themselves or any third party.

(4)	Party A promises to take legal and feasible measures to transfer the initial offering to Party C with the maximum support to make the final price of Party C’s repurchasing of such total or partial stock no more than the sum of Party A’s initial investment cost plus the corresponding bank interest during Party A’s investment correspondingly, which shall be calculated by the continuously-readjusted 1-year term loan ruling rate of interest concurrently published by the People’s Bank of China, and the computational formula of interest: SI=P*R1%+P* R2%+…… +P* Rn%1), however, it must be conducted in compliance with the stock transferring procedure stipulated by relevant State laws and regulations.

[1]

SI represents the initial investment cost corresponding to the number of shares transferred by Party A to Party C (which may be total or partial of 250,000,000 shares), plus the bank interest owed to Party A during the investment period.

n represents before transferring from Party A to Party C, the number of years of the shares held by Party A, which is calculated as of the establishment date of the Stock Company; during the period between the establishment date to December 31 of the year, n=1; the period from January 1 of the next year to December 31, n=2, and so forth. The initial day of the last year is January 1 of the year, and the end day is the date when number of stock shares is transferred to Party C.

P represents the initial investment cost corresponding to the number of stock shares transferred by Party A to Party C, equal to the number of stock shares transferred.

Rn represents the one-year loan ruling rate of interest provided by the People’s Bank of China on December 31 of the year when the number of stock shares held by Party A is transferred, or the day before the date when stock shares are transferred to Party C.

2.	The three Parties agree that the Board of Stock Company consists of 7 directors, Party A has the right to nominate 2 director candidates, Party B has the right to nominate 2 director candidates, Party C has the right to nominate 1 director candidate, and Party A and Party B have the right to jointly nominate 1 director candidate from the new company management and 1 independent director candidate; the Chairman of the Board and Legal Representative shall be assumed by the Director nominated by Party B then, the Stock Company has a Vice-chairman of the Board that is assumed by the Director nominated by Party A.

VI.	The Stock Company’s assets and business

1.	Party A agrees to supply the Stock Company with office place and the Project construction land as of the incorporation of the Stock Company. The Stock Company shall strictly comply with this Agreement and shall not change the nature and usage of the project land as well as property built above without relevant government approvals.

2.	Party B agrees to license or transfer free of charge the relevant patents, non-patent technology and other intangible assets which was held by Party B and required for production and operation to the Stock Company, within one year as of the incorporation of the Stock Company.

3.	Party A agrees to support the Stock Company to finish necessary procedures of approval and license and assist in duly obtaining of relevant business qualification.

VII.	The Project construction location

1.	Party A ensures to provide the Stock Company with the following construction land with the standard of “seven connections and one leveling” (infrastructure development in respect of traffic, electricity, water, drainage, telecommunication, heating and gas) to develop Vimicro Tianjin Project according to Party B’s implementing of the research and development and industrialization of Project at TEDA under the precondition in accordance with the State, regional and local policies and planning:

(1)	Pursuant to Party B’s implementation of industrialization of the Project in TEDA, Party A shall provide construction land based on the land uses for R&D, office and production. The land use of Party B or Stock Company shall meet the indices such as plot ratio, intensity of investment, commencement and construction period of TEDA.

(2)

Party A will provide the Tianjin Project with about 34 thousand m2 construction land within Party A’s parent-area service outsourcing park, where the Vimicro Tianjin Project is expected to cover a building area of about 120 thousand m2. The area plot ratio is 3.55 planned by TEDA. The transfer price of assigned land is RMB 400 yuan/m2 according to land construction area.

(3)

The Vimicro Tianjin Project totally requires above-ground building area of 750 thousand m2. Excluding the above-mentioned about 120 thousand m2 above-ground building area, to satisfy the Project demand, Party A will provide another around 630 thousand m2 above-ground building area as the project land through the following methods.

i.

Shall be located in the Western region of Development Area and divided into WesternI-phase and Western II-phase. The plot ratio of the land is about 1.35 regulated by TEDA. Transferred land price shall be decided according to national transferring land regulations. Parties’ recognized the lowest price of land use right to be listed is 302 yuan / m2;

ii.	Above-ground building area of western I-phase is 270,000 square meters. The procedures of planning, site selection, land remise and construction work should be conducted at the same time with outsourcing park land;

iii.	The above-ground building area of Western II-phase will be 360,000 square meters. Within 30 days after obtaining the land certification of western I-phase, Party A agrees that Party B or stock company shall execute a land reservation agreement with the maximum reservation term permitted by law, which shall be extended once.

(4)	Above mentioned land area is subject to staking book, and the final building area and plot ratio shall be subject to the approval of planning and examination.

2.

Party A undertakes to supply the Stock Company with office place located in east area of TEDA and Tianjin urban covering about 2000 m2 building area free of charge during the construction of the Stock Company and the invested project, and the term shall be 2 years in commence with Party B or Stock Company’s use of the office place.

VIII.	The Project construction land

1.	Development degree: The Party A undertakes to supply the Stock Company with the construction land with the development degree meeting the long-cultivated land standards of “seven connections and one leveling” for the Project herein, namely, Party A shall be responsible to complete all the work including “municipal pipeline network engineering outside the construction land red line such as the water, drainage, electricity, telecommunications, gas and heating, the road engineering outside the construction land red line, and land expropriation, housebreaking and field leveling within the construction land red line”.

2.	Means of transferring: According to relevant State and regional regulations, the Project land will be transferred by means of public bidding. Party A undertakes to support and coordinate the Stock Company to acquire the use right of the Project construction land in accordance with the applicable laws, regulations and policies.

3.	The price of transferred land shall be specifically specified as complete long-cultivated land price, including compensation for demolition for land expropriation, larger municipal auxiliary engineering cost and land transfer fee. Party A promises to give priority to finish the stated-owned land use transfer procedure for the Stock Company as well as invested project land in accordance with applicable laws regulations and policies, and give all possible preferential treatments and subsidies to the payment of complete long-cultivated land (including compensation for demolition for land expropriation, larger municipal auxiliary engineering cost and land grant fee).

IX.	Preferential policy

1.	Under applicable laws and regulations, Party A promises to supply and exercise the Stock Company and advanced talents with various preferential policies and supporting measures that are applicable to IC design enterprises, high-tech enterprises and various talents introduced by the State, Tianjin City and TEDA, and promises to implement various current or prospective preferential policies and supporting measures granted by Tianjin City and TEDA and applied and related to the Stock Company, various talents introduced and the project investment. Party A promises to offer the Stock Company with preferential policies and measures that have been given to identical or similar enterprises in equal or more favorable conditions. Party A promises that Party B will enjoy such new policy automatically with no need of further negotiation in the event that Party A establishes more preferential policies.

2.	Party A promises to take all necessary measures to promote the relevant tax authority to grant or assist the Stock Company and various kinds of talents introduced to get the following tax preferences:

(1)

Assist the Stock Company to be entitled as high-tech enterprise and IC design enterprise so as to enjoy the tax preferential policies granted to high-tech enterprise. As to the enterprise income tax (EIT), any enterprise with high-and-new nature shall, from the year beginning to make profit, be exempted from income tax in the 1st and 2nd years and allowed a 50% reduction in the 3rd to 5th years. As to the value added tax (VAT), after levy of VAT on software product self-developed and self-produced by general VAT taxpayers at the legal rate of 17%, the part with the actual VAT burdens exceeding 3% may enjoy the simultaneous levy and refund policy. (promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs with the document No, [2008] No 1 File and No. [2000] No 25 File.

(2)	As the Stock Company is entitled as IC design enterprise, Party A shall grant 100% exemption in the first five years and 50% exemption in the next five years of the VAT retained by the TEDA from the sales profit of self-developed and self-produced IC products as well as Business Tax collected by the TEDA from the profits of the high-and-new technology enterprise which ratified and registered by the Agreement; as to the EIT, which was from the profit of the Stock Company and retained by TEDA, Party A shall refund 100% in the first five years from the year beginning to make profit and 50% financial support in the next five years.

(3)	According to the retention part in TEDA of the individual income tax paid for stock bonus and transfer by shareholding scientists, engineers and the managerial staff, As to the Individual Income Tax (IIT) from the profits of dividends and transfer earning of equities by the technicians and management holding the equities of the enterprise with the nature of high-and-new technology, Party A shall grant 100% exemption in the first five years.

(4)	Other tax preferential policy that the Stock Company and employees can enjoy in accordance with laws.

3.	TEDA shall give Party B or the Stock Company reward of resource-intensive use and subsidy of soft soil foundation, which are equivalent to 233 yuan per square meter within 60 days after the execution of the agreement for the Western I-phase and Western II-phase project. In the event of price adjustment when Party B acquires the construction land, the above-mentioned reward and subsidy shall be adjusted accordingly.

4.	In order to attract advanced talents to work in Tianjin and to help Vimicro better develop in TEDA, with the approval of labor and personnel department of TEDA, Party A undertakes to give support in three respects in accordance with the talent policy of TEDA as follow:

(1)	As to the persons in chare of the State Key Laboratory, the persons in chare of the Sate major science and research project and the advanced overseas returners of the project leaders urgently needed in the high-tech area of TEDA, who will make employment contract with party B for more than five years, Party A will give four hundred thousand yuan household allowance to aforesaid peoples in the event that those people purchase house in TEDA;

(2)	As to the various talents who meet the motivation policies, Party A will return 80% of the retention part of individual income based on such person’s annual salary in TEDA, in the case such person purchase houses in TEDA, the above-mentioned returning ratio will increase to 100% for a preferential period of five years.

(3)	Party A will provide the following advanced talents for free with senior talents apartments for a preferential period of 2 years: Senior talents holding no less than 5 % of the corporate stock; advanced oversea returners engaged in R&D with international leading position; Talents with doctor’s degrees who are working corporate postdoctoral scientific research station or postdoctoral innovation practice base in the TEDA.

(4)	Party A will provide various talents who are qualified to the requirements of the two Parties free of charge with the White-collar Apartment for a preferential period of two years.

(5)	Party A shall endeavor to provide houses, medical treatment, education and other facilities to various high-leveled talents working in Tianjin.

(6)	Party A shall provide advanced talents of the Stock Company with other preferential policies applicable in Tianjin City and TEDA.

5.	Party A promises to fund and support the Stock Company by providing R&D subsidies; Party A encourages the Stock Company to apply for the national and Tianjin municipal key scientific and technological projects and industrialization supported projects.

(1)	Party A will offer a 100% support for the State key scientific technological projects, the amount of supporting fund of which shall not exceed two million yuan principally;

(2)	Party A shall offer a support at ratio 50% for the Tianjin municipal key scientific and technological projects, in principle, the amount of support fund of each project shall not exceed one million yuan;

(3)	The amount of the upper limit in aforesaid (1) & (2) shall be given concrete analysis and consideration. As to the encouraged excellent projects, special treatment shall be granted and the upper limit shall be broken, based on the negotiation and acceptance of Party A and Party B.

(4)	As to the R&D centre established by the Stock Company, Party A shall grant subsidy in an amount of 10% of R&D expense of the Stock Company in the name of science and technology foundation with a period of no more than five years. The sum of actual annual subsidy shall not exceed 20 % of actual economic contribution made by the Stock Company to TEDA of the year.

6.	Commencing with the date the Stock Company applies for the loan, Party A undertakes to give support by means of subsidizing 50% of loan interest of the Stock Company, and the amount of the loan supported and assisted by Party A shall not exceed two hundred million yuan, with a term of two years.

X.	Confidential clause

1.	The confidential information refers to all conditions and terms herein and information disclosed by one Party (the “Disclosing Party”) to another Party (the “Receiving Party”), if disclosed in the form of tangible, the information shall be labeled as “confidentiality” and “proprietary”; if disclosed visually or orally, shall be designated as confidential at the time of disclosure, or is confirmed in writing within 30 days after first disclosure.

2.	After the Disclosing Party has firstly disclosed the confidential information to the Receiving Party, the Receiving Party shall not disclose to any third party, except that such third party shall be the employee, consultant or contract partner of the Receiving Party who are necessary to know the confidential information, provided that such employee, consultant or contract partner has shown written approval on protecting the confidential information in reasonable way. Such obligations provided herein shall survive the expiry or termination of the Agreement. The obligation of confidentiality shall not be relieved due to the expiry or suspension of the Agreement.

3.	Either Party may be free of obligation of confidentiality under the following cases:

(1) The Receiving Party has obtained the confidential information before it has the obligation of confidentiality;

(2) The confidential information has been available to the public, provided that such disclose through no act of the Receiving Party;

(3) The Disclosing Party has agreed in writing that the information shall not be kept confidential;

(4) The information was disclosed by a third party with no obligation of confidentiality;

(5) The confidential information was independently developed by the Receiving Party.

Once the Agreement is terminated by whatsoever reason, the two Parties shall immediately return confidential information they exclusively owned to the other Party, or destroy all such confidential information and shall confirm in writing that such information has been returned or destroyed.

XI.	Liability for breach

1.	Upon effectiveness of the Agreement, each Party fails to perform, or fails to perform duly and properly, any obligation herein that shall be performed, or breach any warranty or undertakings herein, all of which shall constitute breach of the Agreement, and such Party shall bear the liability of breach in accordance with laws and regulations.

2.	if the Stock Company cannot be established in time or the investment project cannot be implemented as the consequence of any Party’s breach of the Agreement, the other party with no default shall be entitled to terminate the Agreement with thirty (30) days prior notice in writing.

3.	If the Agreement becomes totally or partially unperformable due to adjustment of the State (regional) laws, regulations and policies or any other force majeure, neither Party herein shall bear any liability. However the Party who has suffered from force majeure or learnt the change of the situation shall inform the other Parties immediately in avoidance of further expansion of loss of each Party.

XII.	Resolution of disputes

1.	The execution, validity, performance, interpretation and resolution of disputes of the Agreement shall be governed and construed in accordance with the laws of People’s Republic of China.

2.	Any disputes arising from or related to this Agreement shall be negotiated in good faith among three Parties immediately. If the dispute cannot be solved through negotiation, any party shall be entitled to file a suit in the competent court.

XIII.	Miscellaneous clauses

1.	Party A ensures that all the preferential policies provided to Party B shall comply with all the current laws, regulations and policies applicable in State and TEDA. In the event that Party A’s warranty or representation cannot be attained as a result of the change or adjustment of the laws, regulations or policies, Party A endeavors to seek alternatives together with Party B in the aim to reduce the loss suffered by Party B.

2.	The Parties shall perform all kinds of works pursuant to this Agreement. The Agreement of Transferring of State-owed Land Use Right shall be executed after Party A prove and ratify the Vimicro Tianjin Project with project fast evaluation procedure.

3.	This Agreement enters into effect as of the date by the signatures of authorized representatives from the three Parties and the stamping of the corporate seal.

4.	This Agreement is the further implement and supplement of “Framework Cooperative Agreement”. If “framework cooperative agreement” concluded by the three parties are inconsistent with the agreement, this agreement shall prevail.

5.	The three Parties shall sign a supplementary agreement in respect of any subject matters have not been set forth herein, the supplementary agreement shall have the same binding with this Agreement.

6.	Any agreements, contracts or documents concluded by three Parties prior to the execution of the Agreement shall be substituted by the Agreement as the date of the signature.

7.	The Agreement originally is prepared in sextuplicate, and the three Parties shall each hold two copies.

Hereby it is to certify that the Agreement has been executed as of the date first written above.

(Hereinafter has no text, for signature only.)

(This page has no text, signature page of the “Cooperative Agreement of Tianjin Economic-Technological Development Area Administrative Committee, Vimicro Corporation and Beijing Zhongxing Tianshi Investment Center (Limited partnership)”.)

Party A: Tianjin Economic-Technological Development Area Administrative Committee (Seal)

Authorized Representative:	/s/	(Signature)

Party B: Vimicro Corporation (Seal)

Authorized Representative:	/s/	(Signature)

Party C: Beijing Zhongxing Tianshi Investment Center (Limited Partnership)

Authorized Representative:	/s/	(Signature)

Annex I

Vimicro Tianjin Project Business Plan

I-phase, 2008-2010, digital security, building area above the ground of 0.12 million m2, the amount of total investment of RMB 0.82 billion yuan

II-phase, 2011-2013, digital security, video communications, building area above ground of 0.27 million m2, the amount of total investment of RMB 1.75 billion yuan

III-phase, 2013-2015, visual communications, digital security, building area above ground of 0.36 million m2, the amount of total investment of RMB 2.6 billion yuan

Economy of scale:

Within 3 years upon I-phase set up and running, the anticipated annual production and sales scale will reach to RMB 2.05 billion yuan

Within 3 years upon II-phase set up and running, the anticipated annual production and sales scale will reach to RMB 1.6 billion yuan

Within 3 years upon III-phase set up and running, the anticipated annual production and sales scale will reach to RMB 3.1 billion yuan

Upon the completion and running, the anticipated annual production and sales scale will reach to RMB 6.75 billion yuan

The amount of total investment: RMB 5.17 billion yuan